UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

POLO RALPH LAUREN CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

731572 10 3

(CUSIP Number)

DECEMBER 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 731572 10 3	PAGE 2 OF 6 PAGES
1	NAME OF REPORTING PERSONS Ralph Lauren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

    13,316,959 (representing 12,331,104 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), immediately convertible into an equal number of shares of Class A Common Stock, par value $.01 per share (“Class A Common Stock”), 135,854 shares of Class A Common Stock and options representing the right to acquire 850,001 shares of Class A Common Stock)

6

SHARED VOTING POWER

    15,724,260 (representing (i) 8,792,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren, (ii) 4,481,541 shares of Class B Common Stock held by certain grantor retained annuity trusts established for the benefit of Mr. Lauren’s issue and for various trusts of which Mr. Lauren is a grantor and Roger Farah is the trustee, (iii) 1,531,607 shares of Class B Common Stock held by certain grantor retained annuity trusts established by Ricky Lauren, Mr. Lauren’s wife, of which Ms. Lauren and Mr. Farah are the trustees and (iv) 918,770 shares held by Ms. Lauren; each of the shares of Class B Common stock in (i) through (iv) above is immediately convertible into an equal number of shares of Class A Common Stock)

    The foregoing reflects a distribution to Mr. Lauren of 260,289 shares of Class B Common Stock on December 17, 2010 from two of Mr. Lauren’s grantor retained annuity trusts.

7

SOLE DISPOSITIVE POWER

    13,316,959 (representing 12,331,104 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, 135,854 shares of Class A Common Stock and options representing the right to acquire 850,001 shares of Class A Common Stock)

8

SHARED DISPOSITIVE POWER

    15,724,260 (representing (i) 8,792,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren, (ii) 4,481,541 shares of Class B Common Stock held by certain grantor retained annuity trusts established for the benefit of Mr. Lauren’s issue and for various trusts of which Mr. Lauren is a grantor and Mr. Farah is the trustee, (iii) 1,531,607 shares of Class B Common Stock held by certain grantor retained annuity trusts established by Ricky Lauren, Mr. Lauren’s wife, of which Ms. Lauren and Mr. Farah are the trustees and (iv) 918,770 shares held by Ms. Lauren; each of the shares of Class B Common stock in (i) through (iv) above is immediately convertible into an equal number of shares of Class A Common Stock)

    The foregoing reflects a distribution to Mr. Lauren of 260,289 shares of Class B Common Stock on December 17, 2010 from two of Mr. Lauren’s grantor retained annuity trusts.

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    29,041,219 (representing 28,055,364 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, 135,854 shares of Class A Common Stock and options representing the right to acquire 850,001 shares of Class A Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.8%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 731572 10 3		PAGE 3 OF 6 PAGES
1	NAME OF REPORTING PERSONS Lauren Family, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 4 OF 6 PAGES

ITEM 1.	(a)	NAME OF ISSUER:

Polo Ralph Lauren Corporation

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

650 Madison Avenue, New York, New York 10022

ITEM 2.	(a)	NAME OF PERSON FILING:

(i) Ralph Lauren (ii) Lauren Family, L.L.C.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

c/o Polo Ralph Lauren Corporation, 650 Madison Avenue, New York, New York 10022

	(c)	CITIZENSHIP:

(i) Ralph Lauren — United States of America (ii) Lauren Family, L.L.C. — Delaware

	(d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $.01 per share

	(e)	CUSIP NUMBER:

731572 10 3

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c) Investment company registered under Section 8 of the Investment Company Act of 1940 (15

	(d)	☐ U.S.C. 80a-8)

	(e)	☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with ss.240. 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 5 OF 6 PAGES

ITEM 4.	OWNERSHIP

See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATIONS.

Not applicable

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

/s/ Ralph Lauren
RALPH LAUREN

LAUREN FAMILY, L.L.C.

By:	/s/ Craig L. Smith
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Andrew Lauren, Manager

By:	/s/ Craig L. Smith
Name:	Craig L. Smith
Title:	Attorney-in-Fact for David Lauren, Manager

By:	/s/ Craig L. Smith
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Dylan Lauren, Manager

EXHIBIT LIST

Exhibit		Page No.

A.	Joint Filing Agreement, dated as of February 14, 2011, by and between Ralph Lauren and Lauren Family, L.L.C	A-1

B.	Power of Attorney, dated as of February 14, 2011, by Andrew Lauren in favor of Craig Smith	B-1

C.	Power of Attorney, dated as of February 14, 2011, by David Lauren in favor of Craig Smith	C-1

D.	Power of Attorney, dated as of February 8, 2011, by Dylan Lauren in favor of Craig Smith	D-1

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock of Polo Ralph Lauren Corporation and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2011.

/s/ Ralph Lauren
RALPH LAUREN

LAUREN FAMILY, L.L.C.

By:	/s/ Craig L. Smith
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Andrew Lauren, Manager

By:	/s/ Craig L. Smith
Name:	Craig L. Smith
Title:	Attorney-in-Fact for David Lauren, Manager

By:	/s/ Craig L. Smith
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Dylan Lauren, Manager

A-1

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Andrew Michael Lauren, hereby make, constitute and appoint Craig L. Smith as my agent and attorney-in-fact for the purpose of executing in my name, in my capacity as a manager of Lauren Family, L.L.C., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act and granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Except as otherwise specifically provided herein, this Power of Attorney shall not in any manner revoke, in whole or in part, any Power of Attorney previously executed. This Power of Attorney shall not be revoked by any subsequent Power of Attorney executed in the future, unless such subsequent Power of Attorney specifically refers to this Power of Attorney, or specifically states that the instrument is intended to revoke this Power of Attorney, all prior general Powers of Attorney or all prior Powers of Attorney.

B-1

IN WITNESS WHEREOF, I have executed this instrument as of the 14th day of February, 2011.

/s/ Andrew Michael Lauren
Andrew Michael Lauren

B-2

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, David Richard Lauren, hereby make, constitute and appoint Craig L. Smith as my agent and attorney-in-fact for the purpose of executing in my name, in my capacity as a manager of Lauren Family, L.L.C., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act and granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Except as otherwise specifically provided herein, this Power of Attorney shall not in any manner revoke, in whole or in part, any Power of Attorney previously executed. This Power of Attorney shall not be revoked by any subsequent Power of Attorney executed in the future, unless such subsequent Power of Attorney specifically refers to this Power of Attorney, or specifically states that the instrument is intended to revoke this Power of Attorney, all prior general Powers of Attorney or all prior Powers of Attorney.

C-1

IN WITNESS WHEREOF, I have executed this instrument as of the 14th day of February, 2011.

/s/ David Richard Lauren
David Richard Lauren

C-2

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Dylan Ariel Lauren, hereby make, constitute and appoint Craig L. Smith as my agent and attorney-in-fact for the purpose of executing in my name, in my capacity as a manager of Lauren Family, L.L.C., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act and granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Except as otherwise specifically provided herein, this Power of Attorney shall not in any manner revoke, in whole or in part, any Power of Attorney previously executed. This Power of Attorney shall not be revoked by any subsequent Power of Attorney executed in the future, unless such subsequent Power of Attorney specifically refers to this Power of Attorney, or specifically states that the instrument is intended to revoke this Power of Attorney, all prior general Powers of Attorney or all prior Powers of Attorney.

D-1

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of February, 2011.

/s/ Dylan Ariel Lauren
Dylan Ariel Lauren

D-2